Exhibit 2.s.8

Report of Independent Auditors

and Financial Statements for

SOG Specialty Knives and Tools, LLC

December 31, 2013 and 2012

CONTENTS

PAGE
REPORT OF INDEPENDENT AUDITORS	1–2

FINANCIAL STATEMENTS
Balance sheets	3
Statements of operations	4
Statements of member’s equity	5
Statements of cash flows	6
Notes to financial statements	7–19

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Member

SOG Specialty Knives and Tools, LLC

Report on Financial Statements

We have audited the accompanying financial statements of SOG Specialty Knives and Tools, LLC (a wholly owned subsidiary of SOG Specialty K&T Holdings, LLC), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of operations, member’s equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SOG Specialty Knives and Tools, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 1 to the financial statements, SOG Specialty Knives and Tools, LLC adopted a new method of accounting for goodwill and has revised their previously issued 2013 financial statements. Our opinion is not modified with respect to this matter.

/s/ Moss Adams LLP

Everett, Washington

May 12, 2014

SOG SPECIALTY KNIVES AND TOOLS, LLC

BALANCE SHEETS

	December 31,
	2013	2012
ASSETS
CURRENT ASSETS
Cash	$158,490	$26,956
Trade accounts receivable, net of allowance of $71,637 and $92,405, respectively	4,159,332	3,964,970
Inventories, net	9,625,225	6,992,665
Prepaid expenses and other current assets	562,817	470,822

Total current assets	14,505,864	11,455,413
PROPERTY AND EQUIPMENT, net	760,258	714,786
OTHER ASSETS
Deferred financing costs, net	336,523	464,694
Intangible assets, net	15,815,560	17,069,599
Goodwill	10,984,431	10,984,431
Other assets	78,534	90,767

	27,215,048	28,609,491

	$42,481,170	$40,779,690

LIABILITIES AND MEMBER’S EQUITY
CURRENT LIABILITIES
Line of credit	$4,474,106	$5,604,135
Trade accounts payable	2,088,060	850,891
Accrued expenses	2,344,983	1,119,191
Capital lease obligation	14,939	14,939

Total current liabilities	8,922,088	7,589,156
LONG-TERM LIABILITIES
Notes payable to related party	18,399,000	18,399,000
Capital lease obligations, net of current portion	13,694	28,267

MEMBER’S EQUITY	15,146,388	14,763,267

	$42,481,170	$40,779,690

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2013	2012
NET SALES	$36,946,378	$31,955,524
COST OF GOODS SOLD	21,693,911	18,021,916

Gross profit	15,252,467	13,933,608

OPERATING EXPENSES
Selling and marketing	5,371,886	3,993,007
General and administrative	6,191,690	6,402,750
Earnout adjustment (Note 10)	—	(633,000)

Total operating expenses	11,563,576	9,762,757

INCOME FROM OPERATIONS	3,688,891	4,170,851
OTHER EXPENSE
Interest expense	3,456,252	2,964,479

NET INCOME (LOSS)	$232,639	$1,206,372

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF MEMBER’S EQUITY

BALANCE, December 31, 2011	$13,417,754
Vesting of profit interest grants	139,141
Net income	1,206,372

BALANCE, December 31, 2012	14,763,267
Vesting of profit interest grants	250,482
Repurchase of member units	(100,000)
Net loss	232,639

BALANCE, December 31, 2013	$15,146,388

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

STATEMENTS OF CASH FLOWS

	Years Ending December 31,
	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$232,639	$1,206,372
Adjustments to reconcile net income (loss) to net cash from operating activities
Depreciation and amortization	1,573,246	1,521,583
Profit interest compensation expense	250,482	139,141
Change in fair value of accrued earnout liability	—	(633,000)
Amortization of deferred financing costs	128,171	133,004
Changes in current assets and liabilities
Trade accounts receivable	(194,362)	(923,500)
Inventories	(2,632,560)	(690,319)
Prepaid expenses and other assets	(79,762)	(145,056)
Trade accounts payable	1,237,169	(999,875)
Accrued expenses	1,225,792	147,664

Net cash from operating activities	1,740,815	(243,986)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(364,679)	(259,173)
Payment of accrued earnout	—	(5,041,365)

Net cash from investing activities	(364,679)	(5,300,538)

CASH FLOWS FROM FINANCING ACTIVITIES
Net borrowings (payments) on line of credit	(1,130,029)	4,804,135
Capital lease payments	(14,573)	(15,122)
Repurchase of member units	(100,000)	—

Net cash from financing activities	(1,244,602)	4,789,013

NET INCREASE (DECREASE) IN CASH	131,534	(755,511)
CASH, beginning of year	26,956	782,467

CASH, end of year	$158,490	$26,956

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$2,817,527	$2,829,241

See accompanying notes.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1 - Change in Accounting Policy for Goodwill and Financial Statement Revision

Effective January 1, 2013, SOG Specialty Knives and Tools, LLC (the Company) changed its method of accounting for goodwill on a prospective basis as a result of the Company’s adoption of the accounting alternative provided by Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2014-02, Intangibles—Goodwill and Other (Topic 350): Accounting for Goodwill (a consensus of the Private Company Council).

As a result of adopting the alternative in ASU 2014-02, the Company’s previously issued financial statements for the year ended December 31, 2013, included goodwill amortization expense of $1,098,443. Subsequent to the issuance of its 2013 financial statements, the Company determined that it no longer qualified to apply this alternative. Accordingly, the Company has changed its accounting method for goodwill to eliminate the amortization of goodwill with the following impacts to its previously issued 2013 financial statements:

	As Previously Reported	As Revised
Goodwill	$9,885,988	$10,984,431
General and administrative expenses	7,039,651	5,941,208
Net income (loss)	(865,804)	232,639
Member’s equity	14,047,945	15,146,388

The 2012 financial statements were not affected by this change.

Note 2 - Organization and Summary of Significant Accounting Policies

Organization - SOG Specialty Knives and Tools, LLC is a Delaware limited liability company and is a wholly owned subsidiary of SOG Specialty K&T Holdings, LLC (Holdings). The Company is in the business of designing, manufacturing, packaging, and distributing knives and specialty tools through a worldwide dealer network.

Basis of accounting - The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of estimates - Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses in the reporting period. Actual amounts could differ from those estimates. Significant estimates include bad debt and return allowances, lives for tangible and definite-lived intangible assets and goodwill, inventory valuations and reserves, and earnout contingencies.

Trade accounts receivable - Sales are made to approved customers on an open-account basis. Receivables are generally unsecured. The Company monitors credit limits and payment habits of its customers to mitigate risk of loss from uncollectible accounts.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2 - Organization and Summary of Significant Accounting Policies (continued)

Trade accounts receivable are stated at the original invoice amount. Management maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to pay through a charge to earnings and a credit to the allowance based on their assessment of the current status of individual accounts and the overall aging of the receivables. Trade accounts receivable are written off when deemed uncollectible and recoveries of trade accounts receivable previously written off are recorded as a reduction of bad debt expense when received. The Company has established credit policies and historically the losses related to customer nonpayment have been low as a percentage of sales.

The Company entered into a receivables factoring agreement with a bank (purchaser) whereby all of a major customer’s receivables are submitted and sold to the purchaser upon product shipment. The receivables are sold without recourse at a discount reflecting LIBOR (LIBOR term varies depending on underlying receivable discount term) plus a spread (1.25%). At December 31, 2013, the one-month LIBOR was 0.1672%. The purchaser receives all cash collections. The spreads are evaluated periodically by the purchaser. The factoring arrangement typically accelerates collection of accounts receivable by 50 to 55 days from the customer’s payment due date according to the terms of sale. Total discounts were not significant for the years ended December 31, 2013 and 2012. The discounts are included in net sales on the statements of income.

Concentration of business and credit risk - The Company is subject to concentrations of credit risk through its cash and trade accounts receivable. Credit risk, with respect to trade accounts receivable, is minimized due to the diversification of the Company’s customer base and its geographical dispersion. The concentration of credit risk is equal to the outstanding trade accounts receivable balances, and such risk is subject to the financial and industry conditions of the Company’s customers. The Company does not require collateral or other securities to support trade accounts receivable. At times, cash balances in banks may be in excess of federally insured limits. The Company has not experienced any losses in its cash accounts.

For the year ended December 31, 2013, revenue from two customers totaled 31% of revenue. For the year ended December 31, 2012, revenue from two customers totaled 25% of revenue. Accounts receivable for one and three customers at December 31, 2013 and 2012, was approximately 40% and 41%, respectively.

The Company purchases a significant quantity of product materials from suppliers outside the United States at prices that are determined by contract. All the purchases are denominated in U.S. dollars with the exception of one vendor where the purchases are denominated in yen. Total purchases from this vendor were $839,000 and $1.56 million for the years ended December 31, 2013 and 2012, respectively. Fluctuation of foreign currency exchange rates exposes the Company to changes in inventory costs and gross margins. For the years ended December 31, 2013 and 2012, purchases from one supplier with facilities located in Asia totaled 32% and 34%, respectively, of inventory purchases. Management believes that other suppliers could provide the necessary products; however, such a change may result in manufacturing delays.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2 - Organization and Summary of Significant Accounting Policies (continued)

Inventories - Inventories are valued at the lower of cost or market, determined by the first-in, first-out method. The Company regularly analyzes its inventory for obsolescence and lower of cost or market adjustments. Inventory reserves are recorded for excess quantities, obsolescence, and adjustments to present inventory at the lower of cost or market. Reserves totaled $50,000 as of December 31, 2013 and 2012 and result in the inventory being recorded at its adjusted cost basis.

Property and equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the assets. The estimated useful lives of machinery, equipment, furniture, and fixtures are five years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the remaining term of the lease. Expenditures that materially increase the lives of assets are capitalized. The cost and related accumulated depreciation or amortization of property sold or retired are removed from the accounts and resulting gains or losses are included in operations. Minor repairs and maintenance are charged to expense as incurred.

Deferred financing costs - The deferred financing costs were incurred in the process of executing the related party notes payable (Note 8). The financing costs are amortized to interest expense over the five-year term of the notes using the effective interest method. Amortization expense was $128,171 and $133,004 for the years ended December 31, 2013 and 2012, respectively.

Intangible assets - The Company’s intangible assets consist of trade names, developed technology, customer relationships, and a noncompete agreement. Amounts are subject to amortization on the straight-line basis over their estimated useful lives. Management assesses the carrying value of intangible assets for potential impairment when an event occurs or circumstances change to suggest the carrying value of the assets may be greater than their fair value. Significant costs to renew or extend the term of certain intangible assets, primarily trademarks, will be capitalized and recognized over the renewal term. Management has determined there is no impairment at December 31, 2013 and 2012.

Goodwill - Goodwill represents the excess of the cost of the Company over the fair value of the net assets at the date of acquisition. The Company assesses qualitative factors to determine whether it is “more likely than not” that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The Company evaluated qualitative factors in performing its annual goodwill impairment test for 2013 and 2012 and concluded that goodwill was not impaired. Significant events and circumstances taken into consideration in arriving at this conclusion include the level of revenues and profitability since the Company was acquired.

Valuation of long-lived assets - Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In circumstances where impairment is determined to exist, the Company will write down the assets to their estimated fair value based on either the present value of estimated expected future cash flows or the anticipated realizable market value.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2 - Organization and Summary of Significant Accounting Policies (continued)

Member’s equity - Holdings is the sole member of the Company. Managers appointed by Holdings manage the business and affairs of the Company. No member or manager shall be liable for the debts, obligations, or liabilities of the Company, solely by reason of being a member or acting as a manager. Holdings will receive all profits and losses, receive all distributions, and have all the voting rights of the Company. During 2013, the Company repurchased 100 units from a member for a purchase price of $100,000.

Income taxes - The Company is a limited liability company (LLC) (taxable as a partnership for U.S. tax purposes). Accordingly, taxable income or loss generated by its activities is reported on the tax returns of its members. Management evaluated the Company’s tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2010.

Revenue recognition - Revenue from the sale of the Company’s products is recognized at time of transfer of title to the customer. Revenue is reduced by amounts relating to promotional rebates, volume rebates, cash discounts, and returns. These sales incentives and promotions totaled approximately $1,231,780 and $904,259 for the years ended December 31, 2013 and 2012, respectively. Revenue is presented net of applicable taxes.

Cost of goods sold - Cost of goods sold includes purchases, depreciation, changes in product inventory, other production costs, and delivery costs. Other production costs include direct labor, overhead, repairs and maintenance, and supplies used in the production process.

Shipping and delivery - The Company incurs shipping and delivery costs in the delivery of products to its customers. These costs are completely included in cost of goods sold for the year ended December 31, 2013. These costs were primarily included in the cost of goods sold with the exception of approximately $250,000 of certain warehouse handling costs and shipping supplies that are included in general and administrative expenses for the year ended December 31, 2012. In certain circumstances, shipping and delivery costs are billed to and paid for by the customer, included as a component of net sales.

Operating expenses - Operating expenses consist primarily of compensation costs, amortization expense, expenses for rent, business and property taxes, marketing, and other general operating expenses.

Advertising costs - The Company expenses advertising costs as they are incurred. Advertising expense for the years ended December 31, 2013 and 2012, was $607,554 and $197,979, respectively. Additionally, the Company offers advertising rebate programs with customers whereby if a customer advertises Company-related products and provides evidence of advertising, the Company provides certain incentives to the customers in the form of credits against future orders. The Company records the value of these credits in the year the advertising occurred and recognized total expense related to these programs of $1,572,904 and $1,042,504 for the years ended December 31, 2013 and 2012, respectively.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 2 - Organization and Summary of Significant Accounting Policies (continued)

Management agreements - The Company entered into management agreements with each of the majority members of Holdings on August 5, 2011, which require the Company to pay quarterly management fees equal to amounts ranging from $125,000 to $150,000, depending on trailing 12-month EBITDA (earnings before interest, taxes, depreciation, and amortization). The agreement has a term of seven years, with an automatic one-year extension unless notice is given by the parties. Management fees for the years ended December 31, 2013 and 2012, were $500,000.

Product warranty - The Company’s products are guaranteed against defects in workmanship and materials for the life of the original purchaser and requires the replacement or repair of the products that meet the warranty terms. The Company estimates and accrues the cost of its warranties monthly. Estimates are based on historic data and projected costs. All other warranty expenses are recognized in the period the replacement or repair occurs. The warranty costs and related warranty accrual as of and for the years ended December 31, 2013 and 2012, were not significant.

Subsequent events - Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are available to be issued. The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing the financial statements. The Company’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after the balance sheet date and before the consolidated financial statements are available to be issued.

The Company has evaluated subsequent events through May 12, 2014, which is the date the financial statements are available to be issued. See Notes 6 and 8 for disclosure of significant subsequent events occurring after December 31, 2013.

Note 3 - Inventories

Inventories consist of the following at December 31:

	2013	2012
Raw materials	$2,114,788	$2,909,302
Finished goods	6,548,141	3,800,433
Inventories in transit	1,012,296	332,930
Inventory reserves	(50,000)	(50,000)

Total inventories	$9,625,225	$6,992,665

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 4 - Property and Equipment

Property and equipment consist of the following at December 31, 2013:

	2013	2012
Machinery and tooling	$966,224	$670,722
Computer equipment and software	298,055	241,988
Office equipment and other	160,706	147,596
Transportation equipment	8,238	8,238

	1,433,223	1,068,544
Less accumulated depreciation and amortization	(672,965)	(353,758)

Property and equipment, net	$760,258	$714,786

Depreciation and amortization expense on property and equipment for the years ended December 31, 2013 and 2012, was $319,207 and $255,311, respectively.

Note 5 - Intangible Assets

Customer relationships - Customer relationships represent the estimated fair value of customer relationships obtained in business combinations. The excess earnings method is considered by management to represent the fair value of customer relationships. The excess earnings look at projected discounted cash flows of the customer relationships, considering estimated attrition rates. Customer relationships are being amortized over 25 years.

Developed technology - Developed technology represents the estimated fair value of internally developed technology and designs incorporated in the products obtained in business acquisitions. The relief of royalty income method is considered by management to represent the fair value of the developed technology as it looks at the income streams that would result if the technology was licensed from a third party. Developed technology is being amortized over 10 years.

Trade name - Trade name represent the estimated fair value of exclusive rights to specified registered trademarks, trade names, and domain names obtained in business combinations. The relief of royalty income method and market information is considered by management to represent the fair value of these trademarks. Trade name is being amortized over 15 years.

Noncompete agreement - Noncompete agreement represents the estimated fair value of the noncompete agreement entered into during a business combination. The estimated discounted cash flows of potential lost revenues in the absence of the noncompete agreement were considered by management to represent the fair value of the agreement. The noncompete agreement is being amortized over 3.5 years.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 5 - Intangible Assets (continued)

Definite-lived intangibles consist of the following at December 31, 2013 and 2012:

	December 31, 2013
	Weighted Average (Years)	Cost	Accumulated Amortization	Net Cost
Customer relationships	25.0	$6,809,722	$(654,490)	$6,155,232
Developed technology	10.0	5,358,482	(1,287,524)	4,070,958
Trade name	15.0	6,652,469	(1,065,627)	5,586,842
Noncompete agreement	3.5	8,064	(5,536)	2,528

		$18,828,737	$(3,013,177)	$15,815,560

	December 31, 2012
	Weighted Average (Years)	Cost	Accumulated Amortization	Net Cost
Customer relationships	25.0	$6,809,722	$(382,101)	$6,427,621
Developed technology	10.0	5,358,482	(751,676)	4,606,806
Trade name	15.0	6,652,469	(622,129)	6,030,340
Noncompete agreement	3.5	8,064	(3,232)	4,832

		$18,828,737	$(1,759,138)	$17,069,599

Amortization expense totaled $1,254,039 for the years ended December 31, 2013 and 2012, respectively.

Future amortization of definite-lived intangibles is expected to be recognized over a weighted-average period of 15 years and is as follows for future years ending December 31 and thereafter:

2014	$1,254,039
2015	1,251,959
2016	1,251,735
2017	1,251,735
2018	1,251,735
Thereafter	9,554,357

$15,815,560

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 6 - Bank Line of Credit

At December 31, 2013, and 2012, the Company had up to $7,500,000 available in a revolving credit line with a commercial bank. The principal balance outstanding on the line of credit is limited to certain borrowing base requirements. The line of credit is subject to renewal July 2, 2015. The terms of the credit agreement require interest to accrue at the Alternate Base Rate (3.25% at December 31, 2013, and 2012) plus 1% or the Eurodollar Rate (.1672% and .2108% at December 31, 2013 and 2012, respectively) plus 3%, and is paid monthly. The Company elects the interest rate option at the time the advance is requested. The Alternate Base Rate is the higher of 1) the bank’s base commercial lending rate, 2) the Federal Funds Open Rate plus one-half of 1%, or 3) the daily LIBOR rate plus 1%. The Eurodollar Rate is based on the one-month LIBOR rate. The line of credit is collateralized by essentially all assets of the Company. The loan is guaranteed by Holdings, who is a co-borrower on the loan. There was $4,474,106 and $5,604,135 outstanding under the line of credit as of December 31, 2013 and 2012, respectively, of which $474,106 was under the Alternate Base Rate and $4,000,000 was under the Eurodollar Rate as of December 31, 2013. The line-of-credit agreement contains certain financial covenants related to debt coverage and EBITDA (as defined in the agreement).

Subsequent to December 31, 2013, the line of credit was amended to increase the availability to $10,000,000, reduce certain borrowing base requirements, and extend the maturity date to July 2, 2017.

Note 7 - Capital Lease Obligations

The Company has two capital lease agreements for machinery and tooling related to the manufacture of the Company’s products. Monthly payments under the capital leases total $1,427, including interest at an implicit rate of 13%. Assets under capital leases are included in property and equipment were approximately $29,000 and $45,000, net of accumulated amortization, as of December 31, 2013 and 2012, respectively. These assets are amortized over the estimated useful lives.

Minimum payments under capital lease for future years ending December 31 are as follows:

2014	$17,129
2015	15,702

Total minimum lease payments	32,831
Less amount representing interest	4,198

Present value of capital lease payments	28,633
Less current portion	14,939

$13,694

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 8 - Notes Payable to Related Party

The Company has two note agreements with a member of Holdings totaling $18,399,000, described as follows as of December 31:

	2013	2012
Term A note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to the one-month LIBOR plus 11.25%, provided that in no event the interest be lower than 13.25%. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole, paid-in-kind may be made by adding such amount to the principal amount of the note.	$6,199,500	$6,199,500
Term B note agreement with member of Holdings, maturing August 4, 2016; interest payable monthly commencing September 1, 2011, at a rate equal to the one-month LIBOR plus 12.75%, provided that in no event the interest be lower than 14.75%. On each interest payment date after December 31, 2012, and prior to maturity date, in lieu of payment of the interest in part or whole, paid-in-kind may be made by adding such amount to the principal amount of the note.	12,199,500	12,199,500

	$18,399,000	$18,399,000

The notes in the previous table were both issued on August 5, 2011. The principal amounts on both notes totaling $18,399,000 are due in lump-sum payments on August 4, 2016. The note agreements stipulate that if the Company prepays any portion of the notes prior to the third anniversary of the notes, the Company would be required to pay a prepayment penalty equal to a percentage of the principal repaid. The prepayment percentages are 3% prior to the first anniversary, 2% after the first anniversary but before the second anniversary, and 1% after the second anniversary but before the third anniversary. No prepayments were made in 2012 or 2013. In addition, the note agreements stipulate upon change of control or prepayment of the amounts outstanding of Term A and Term B prior to maturity date, the Company would pay to the member an exit fee in the amount equal to 3% per annum on the greater of the 1) Term A outstanding and $4,649,625 and 2) Term B outstanding and $9,149,625. The exit fee shall survive termination of the repayment of the obligations.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 8 - Notes Payable to Related Party (continued)

The agreement also allows for the election to make a payment on the exit fee in advance of a change of control. As of December 31, 2013, the management of the Company committed to making an exit fee payment of $500,000, which is included in interest expense and accrued liabilities at December 31, 2013, and was paid to the note’s holder subsequent to year-end. The note’s holder has applied the payment from the Company as a reduction to the exit fee due upon the change of control. After application of the $500,000 payment, there is approximately $832,000 of additional exit fees calculated through December 31, 2013, which would be required to be paid out if a change of control event occurred. Because there has been no change of control event and the Company has not made an election to pay out this amount, this balance is not accrued as of December 31, 2013.

The note agreements limit capital expenditures and contain certain financial covenants for which the Company must comply related to EBITDA (as defined in the agreements).

Subsequent to December 31, 2013, the maturity dates of the notes were extended to October 3, 2017 and certain covenants were modified to be less restrictive.

Note 9 - Commitments

Operating leases - The Company leases the main facility from a member of Holdings. The lease agreement had an initial term maturing December 31, 2013, but was renewed by the Company for two years. This is the first of three additional consecutive period renewal options of two years each. Each renewal term will be on the same terms and conditions as the initial term, except that base rent will equal 90% of fair market rent. Base rent for the year ending December 31, 2014, is $15,645 per month plus certain costs. Base rent for the year ending December 31, 2015, is $16,101 per month plus certain costs.

The Company also leases space from an unrelated entity. The lease agreement was entered into on January 1 2011, for one year, which automatically extends for an additional year. The lease term rolls over to the next year and expires on December 31, 2013. The lease allows for annual renewals. The monthly base rent is $8,669 and $9,006 for 2013 and 2014, respectively.

At December 31, 2013, future minimum lease payments under the leases are as follows:

2014	$320,214
2015	217,608

$537,822

Total rent expenses under lease agreements for the years ended December 31, 2013 and 2012, were approximately $371,000 and $370,000, respectively.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 9 - Commitments (continued)

License agreements - The Company has several license agreements for which the Company is obligated to pay either a percentage of the sales price or a set price per unit sold for every product sold that incorporates the patented design identified in the license agreements. The terms of the agreements run concurrent with the term of the underlying patents. License agreement expense under these licenses for the years ended December 31, 2013 and 2012, was approximately $78,000 and $95,000, respectively.

Purchase commitments - The Company purchases supplies for its products from various vendors. As of December 31, 2013 and 2012, respectively, the Company had outstanding purchase orders totaling approximately $7,311,000 and $5,450,000 for inventory on order and expected to be received within the following year.

Note 10 - Fair Value Measurements

The Fair Value Measurements and Disclosures topic of the Accounting Standards Codification (ASC) applies to all assets and liabilities that are being measured and reported on a fair value basis. It requires disclosure that establishes a framework for measuring fair value in generally accepted accounting practices, and expands disclosure about fair value measurements. This topic enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The topic requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1 - Quoted prices for identical assets and liabilities traded in active exchange markets, such as the New York Stock Exchange.

Level 2 - Observable inputs other than Level 1, including quoted prices for similar assets or liabilities, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data. Level 2 also includes derivative contracts whose value is determined using a pricing model with observable market inputs or that can be derived principally from or corroborated by observable market data.

Level 3 - Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. Level 3 also includes observable inputs for nonbinding single dealer quotes not corroborated by observable market data.

The Company’s accrued earnout liability is classified in accordance with ASC 820 as a Level 3 liability because the amount is determined using a present value calculation using a probability-weighted analysis based on the expected achievement of factors related to the contingent payment. As discussed below, the Level 3 liability has a fair value of zero at December 31, 2013 and 2012.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 10 - Fair Value Measurements (continued)

The accrued earnout liability consists of amounts recorded in connection with prior acquisitions. Two separate transactions had potential earnout payments of $6,000,000 and $800,000, respectively. The amounts were originally recorded on the date of the prior acquisitions based on the present value of the contingent consideration liability and totaled $4.9 million and $250,000, respectively. During 2013, there were no earnout payments made. During 2012, the Company paid $5,041,365 related to the earnout liabilities. As of December 31, 2012, management reassessed the fair value of the remaining liability based on updated expectations and probability of the payment of the liability and recorded a decrease in the fair value of the accrued earnout liability of $633,000 to a fair value of zero. The remeasurement of the earnout liability decreased operating expenses by $633,000 for the year ended December 31, 2012. There were no additional adjustments to the fair value during 2013 and all the earnouts expired as of December 31, 2013.

Note 11 - Employee Benefit Plan

The Company has a qualified 401(k) and profit sharing plan (the Plan). The Plan is for eligible full-time employees who are over the age of 21, with at least one year of service. The participant must have at least 1,000 hours of service in a Plan year. The Company may make discretionary contributions to the Plan. The Company made no discretionary profit sharing contributions to the Plan for the years ended December 31, 2013 and 2012.

Note 12 - Executive Unit Plan

In January 2012, Holdings established an executive unit plan (the SOG Plan). The SOG Plan is for any employee, officer, director, manager, and/or consultant of the Company, pursuant to which awards of Holdings Class C units may be granted. The Class C units represent profit interests of Holdings that only have value to the holders of the units after the fair market value of the units exceed a threshold value as defined in the LLC operating agreement. The total number of units available for awards is 1,905. During 2012, 1,713.5 units were granted and are outstanding. There were no units granted in 2013. The fair value of the awards was calculated using a discounted cash flow method to determine a future exit value. The fair value of the Class C units was then based on the present value of the estimated distributions to the Class C unit holders calculated based on the terms of Holdings’ LLC operating agreement and the calculated future exit value. The total grant date fair value for the awards issued during 2012 was determined to be approximately $616,000. The equity-based compensation related to the incentive units has been recorded on the statements of income of the Company as a component of operating expenses over the vesting term of the awards. The awards generally vest over three to four years. Upon termination of service, any unvested units are cancelled. If a termination of service is for cause (as defined in the agreement), Holdings has the right to cancel all units, whether vested or not. The Company recorded compensation expense of $250,482 and $139,141 in 2013 and 2012, respectively. At December 31, 2013 and 2012, respectively, there are 956 and 222 units vested.

SOG SPECIALTY KNIVES AND TOOLS, LLC

NOTES TO FINANCIAL STATEMENTS

Note 12 - Executive Unit Plan (continued)

Expected compensation expense for future years ending December 31 are as follows:

2014	$120,000
2015	102,000
2016	4,000

$226,000